UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41678

VCI Global Limited

(Name of registrant)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-279521) of VCI Global Limited, a British Virgin Islands business company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2024 (the “Shelf Registration Statement”), the registration statement on Form F-3, as amended (Registration Number 333-282353) of the Company, declared effective by the SEC on October 7, 2024 (the “Registration Statement”) and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement or Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K Report is an Operating and Financial Review for the Company and its subsidiaries six month periods ended June 30, 2026 and 2025, respectively.

Attached as Exhibit 99.2 to this Form 6-K Report are the Condensed Consolidated Interim Financial Statements (Unaudited) of the Company as of June 30, 2026 and December 31, 2025, and for the six-month periods ended June 30, 2026 and 2025, respectively.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s Form 20-F (001-41678) filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2026 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing factors are not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit	Description
99.1	Operating and Financial Review of VCI Global Limited and its subsidiaries for the six months ended June 30, 2026 and 2025.
99.2	Condensed Consolidated Interim Financial Statements (Unaudited) of VCI Global Limited and its subsidiaries as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026

VCI Global Limited

By:	/s/ Victor Hoo
Name:	Victor Hoo
Title:	Director, Executive Chairman and Chief Executive Officer

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